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Exhibit 12.1

FIVE STAR QUALITY CARE, INC.
Computation of Ratio of Earnings to Fixed Charges
(in thousands except ratios)

	Year ended December 31,
	2011	2010	2009	2008	2007
Consolidated earnings	$193,475	$192,623	$176,220	$128,500	$133,746
Consolidated fixed charges	175,752	165,613	133,604	127,010	106,428
Ratio of consolidated earnings to fixed charges	1.1x	1.2x	1.3x	1.0x	1.3x
Calculation of consolidated earnings:
Consolidated income from continuing operations before income tax	$17,723	$27,010	$42,616	$1,490	$27,318
Consolidated fixed charges	175,752	165,613	133,604	127,010	106,428

Consolidated earnings	$193,475	$192,623	$176,220	$128,500	$133,746

Calculation of consolidated fixed charges:
Interest expense	$3,711	$2,496	$3,800	$5,629	$5,685
Estimated interest component of rent expense	171,835	163,017	129,674	121,114	100,285
Amortization of debt discounts / premium	83	—	—	34	49
Amortization of capitalized deferred finance costs	123	100	130	233	409

Fixed charges	$175,752	$165,613	$133,604	$127,010	$106,428

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  Exhibit 12.1